

December 3, 2015

Mail Stop 4561

Jeff Lawson
Chief Executive Officer
Twilio Inc.
645 Harrison Street, Third Floor
San Francisco, California 94107

> **Re:** **Twilio Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted November 6, 2015**
> **CIK No. 0001447669**

Dear Mr. Lawson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Overview, page 1

1. On page 6 and throughout your prospectus, you reference that you are "the leader in the Cloud Communications Platform category." Please revise to explain the basis for this characterization, such as market share or revenues.

Summary Consolidated Financial and Other Data, page 11

2. Please revise to include pro forma loss per share presentation here and on page 59, consistent with your presentation on page F-4.

Jeff Lawson
Twilio Inc.
December 3, 2015
Page 2

Risk Factors

We currently generate significant revenue from WhatsApp …, page 24

3.	While you disclose that you do not have any long-term agreements with WhatsApp, please advise whether you have any material agreements that are required to be filed under Item 601(b)(10) of Regulation S-K.

4.	We note that an increasing amount of your revenue is derived from WhatsApp. Please revise MD&A or Business to clarify why an increasing percentage of your revenue has been attributable to WhatsApp. In Business, describe your relationship with WhatsApp, how it uses your products, and how you derive revenue from this customer.

The market in which we participate is intensely competitive …, page 24

5.	Please discuss the ease with which your customers can switch from your API's and products to competing API's and products.

Industry and Market Data, page 51

6.	Please provide supplemental copies of the reports or other source documentation that you cite on page 51 from which market information or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please advise if you commissioned any of the sources cited in your prospectus.

Use of Proceeds, page 52

7.	To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to expand your sales organization, expand into international markets and further develop your Cloud Communications Platform. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K. We note on pages 63 and 64 you list various aspects of your growth strategy, but do not indicate if they will be funded via offering proceeds.

Management's Discussion and Analysis

Overview, page 61

8.   You disclose on page 63 your intention to operate the business to expand the reach and scale of your platform rather than maximizing gross margins. On page 64 you also discuss significant investments to be made in sales and marketing in advance of realizing revenue growth as well as expanding into new geographies. Please disclose how you believe these plans will impact future profitability and when you believe you will become profitable. We refer you to Refer to Section III.B.3 of SEC Release No. 33-8350.

Key Business Metrics, page 64

9.   Please revise to explain why you believe Variable Customers are "more likely to have significant fluctuations in usage from period-to-period" compared to all large Active Users, or all Active users that have not entered into at least a 12-month commitment contract. In this regard, while we note that base revenues are derived from minimum revenue commitment contracts, it appears that changes in usage beyond the minimum amounts also create variability in your revenues.

10.   On page 64, you disclose that as of June 30, 2015, you had 10 Variable Customers, which are all large Active Users. Please clarify in the MD&A or Business sections how much of your revenues, both base and variable, are based on sales to large enterprises and/or large Active Users.

11.   We note that you generate a substantial majority of your revenue from usage-based fees, which include fees based on minutes of call duration, number of text messages and number of authentications.   We further note that throughout your results of operations discussion, you attribute the growth in revenues, in part, to an increase in usage. Tell us your consideration to include a quantified discussion of such usages for each period presented and the impact on your operations.

Results of Operations, page 69

12.   You attribute increases in sales and marketing, research and development and general and administrative expenses, in part, to increased headcount. Please revise to quantify the changes in headcount during these periods.

Business

Our Platform Approach, page 90

13.   Please clarify whether you derive any revenue directly from your Super Network or your Business Model for Innovators. It is unclear whether the Super Network is merely the infrastructure to support your Programmable Communications Cloud platform and connect it to data and telecommunication networks. Further, it is unclear whether the Business Model for Innovators merely refers to the free toolkits that are available to developers on a trial basis.

Our Super Network, page 93

14.   Please revise to provide more details of your cloud data center arrangements with Amazon Web Services. For example, on page 21, you disclose that you receive substantially your entire cloud infrastructure from Amazon Web Services and that you intend to file a customer agreement with Amazon Web Services as an exhibit. On page F-37, you reference a $13 million purchase commitment. Please revise to describe all of your material agreements with Amazon Web Services and provide a description of the services they offer and how your platform operates on them and interfaces with network service providers.

15.   Please revise to provide more details of your network service providers and your relationship with them. For example, it is unclear whether they are predominately telecommunication providers or mobile telecommunication providers, or whether you are substantially dependent on any of them. Also, please clarify whether your customers are required to use your network service providers to, for example, send voice or text messages to use your software.

16.   Please clarify whether your vendor agreements with Amazon Web Services and network service providers base their fees on variable factors such as data usage, number of phone calls, number of text messages, or other factors.

Our Growth Strategy, page 96

17.   Please clarify whether you have generated a material amount of revenues from independent software vendors or system integrators. Also, please clarify how you would generate revenue from these relationships and whether you would share your usage-based revenue with these partners.

<u>Our Products, page 97</u>

18.   In this section, please provide a brief description of your pricing methodology for each product category. To the extent pricing is based on usage, please clarify the metric used to measure usage (i.e., phone calls or text messages).

19.   Please revise to clarify whether your usage-based pricing structure provides volume discounts for larger enterprises and/or whether pricing is negotiated on a per-customer basis for larger accounts.

20.   Please clarify the amount of your revenue that is derived from usage fees versus subscriptions or other methods of pricing.

<u>Twilio.org, page 97</u>

21.   Please revise to clarify whether Twilio.org is a separate organization from Twilio Inc., and if so, whether it is a non-profit organization.

<u>Customer Support, page 101</u>

22.   Please revise to clarify whether you derive a material amount of revenue from customer support services.

<u>Legal Proceedings, page 103</u>

23.   Please revise to provide more details of the patent infringement litigation brought by Telesign Corporation. You reference specific patents held by Telesign and a potential injunction. Your description of the legal proceeding should include any products that may be subject to an injunction to prevent you from offering it to your customers.

<u>Management</u>

<u>Board of Directors, page 106</u>

24.   On page F-27, you describe that holders of Series A, B, and D preferred stock, voting as a class, each have a right to choose a director under certain circumstances, and the entire stockholder base votes for two other directors, voting on an as-converted basis. Please clarify how these voting arrangements resulted in Bessemer Venture Partners designating Mr. Byron Deeter as a director, Redpoint Omega II, L.P. designating Mr. Scott Raney as a director, and Messers. Richard Dalzell and James McGeever being approved by the majority of the other directors.

Compensation Committee Interlocks and Insider Participation, page 109

25.   Your compensation committee members, James McGeever and Byron Deeter, are
        described on pages 119 through 121 as having several related party agreements
        attributable to them or their affiliates. Please disclose the appropriate related party
        transactions for these committee members under the caption "Compensation Committee
        Interlocks and Insider Participation," beyond the Series E financing by the Bessemer
        Venture Partners entities already disclosed, as required by Item 407(e)(4)(i)(C) of
        Regulation S-K. Alternatively, you may provide a cross-reference to your related party
        disclosures.

Executive Compensation, page 111

26.   Please file the offer letters for your named executive officers, Roy Ng and Karyn Smith,
        as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 119

27.   Please revise to identify each director, executive officer, and/or principal stockholder that
        is a party to your investors' rights agreement, right of first refusal and voting agreement,
        to the extent not already disclosed.

Principal Stockholders, page 124

28.   Please revise to disclose the natural persons with voting and/or investment power for the
        shares held by the entities affiliated with Bessemer Venture Partners ("BVP Entities"). In
        note (7) on page 125, you disclose "No stockholder, partner, director, officer, manager,
        member or employee of Deer VII L.P. or Deer VII Ltd. has beneficial ownership (within
        the meaning of Rule 13d-3 promulgated under the Exchange Act) of any shares held by
        the BVP Funds." You further disclose that Deer VII L.P. and Deer VII Ltd. "may be
        deemed" to have voting and dispositive power over the shares of the BVP Entities.
        Please remove the uncertainty as to which natural persons have voting and investment
        power over the shares of BVP Entities.   Please refer to Rule 13d-3 and Instruction 2 of
        Item 403 of Regulation S-K.

29.   We note that your director Mr. Byron Deeter is a partner of Bessemer Venture Partners
        and identified as a director of Deer VII & Co Ltd. in Note (7) on page 125. Please advise
        us why the securities held by Bessemer Venture Partner funds are not attributable to Mr.
        Deeter as a beneficial owner and included in the "All directors and executive officers as a
        group" subtotal in the beneficial ownership table.

30.   Similarly, please advise us why any shares held by entities affiliated with Redpoint
        Ventures are not attributable to your director Mr. Scott Raney, who is a Redpoint

Ventures partner, as a beneficial owner or included in the "All directors and executive officers as a group" subtotal in the beneficial ownership table.

31.   Please revise to disclose the natural person(s) with voting and/or investment power for the shares held by Union Square Ventures.

Description of Capital Stock

Fully Paid and Non-Assessable, page 128

32.   Please revise to attribute the legal conclusion that all of your "outstanding shares of common stock are, and shares of your common stock to be issued in this offering will be, fully paid and non-assessable" to counsel.

Recent Sales of Unregistered Securities

Shares Issued in Connection with Acquisitions, page II-3

33.   On page 61, you indicate that you acquired Authy in February 2015. Please revise this section to clarify the dates or date ranges that shares were issued in connection with this acquisition and the value of such shares issued.

34.   You describe issuing Series T preferred stock to individuals that were "former service providers and/or stockholders" of Authy on page II-3, but on page F-19, you reference issuing 389,733 Series T preferred shares to acquire Authy from its shareholders and another 507,885 Series T preferred shares to a "former shareholder of Authy." Please clarify what consideration was provided to Twilio by this former shareholder of Authy in return for issuing 507,885 shares of Series T preferred stock. Also, while you disclose that you relied upon the exemption under Section 4(2) of the Securities Act on page II-3, we note that you also filed a Form D on March 2, 2015 disclosing that you are claiming an exemption under the safe harbor of Rule 506(b) of Regulation D. Please expand the disclosure in this section to discuss your use of the safe harbors under Regulation D, as appropriate.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Polices

(j) Internal-Use Software Development Costs, page F-9

35.   We note from your disclosures on page 67 that you continue to focus your research and development effort on adding new features and products, improving your platform and increasing the functionality of your existing products. Please tell us, and revise your

disclosures here to clarify, how you account for upgrades and enhancements to your products. We refer you to ASC 350-40-25-7 through 25-11.

Other

36. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

37. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

38. If you intend to use graphics in your prospectus, other than those already provided, please submit such materials to the staff on a supplemental basis and provide any support for any claims contained therein. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services